

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2018

Chuck Shaffer
Chief Executive Officer
Seacoast Banking Corp of Florida
815 Colorado Avenue
Stuart, FL 34994

      Re: Seacoast Banking Corp of Florida
           Registration Statement on Form S-4
           Filed July 18, 2018
           File No. 333-226225

Dear Mr. Shaffer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 with any questions.

                            Division of Corporation Finance
                            Office of Financial Services